UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Wind River Systems, Inc.

(Name of Subject Company (Issuer))

APC II Acquisition Corporation

(Offeror)

A Wholly Owned Subsidiary of

Intel Corporation

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

973149107

(CUSIP Number of Class of Securities)

Marty M. Linné, Esq.

Intel Corporation

2200 Mission College Blvd.

Santa Clara, CA 95054-1549

(408) 765-8080

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert S. Townsend, Esq.

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105-2482

(415) 268-7000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A

Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Intel Corporation

2200 Mission College Blvd.

Santa Clara, CA 95054-1549

MEDIA CONTACTS:	Bill Kircos	Bryan Thomas
	Intel Corporation	Wind River Systems, Inc.
	480-552-2815	510-749-2414
	bill.kircos@intel.com	bryan.thomas@windriver.com

INVESTOR CONTACTS:	Mark Henninger	Anne Marie McCauley
	Intel Corporation	Wind River Systems, Inc.
	408-653-9944	510-749-2551
	mark.h.henninger@intel.com	annemarie.mccauley@windriver.com

Intel to Acquire Wind River Systems for Approximately $884 Million

SANTA CLARA, Calif., June 4, 2009 – Intel Corporation has entered into a definitive agreement to acquire Wind River Systems, Inc., under which Intel will acquire all outstanding Wind River common stock for $11.50 per share in cash, or approximately $884 million in the aggregate. Wind River is a leading software vendor in embedded devices, and will become part of Intel’s strategy to grow its processor and software presence outside the traditional PC and server market segments into embedded systems and mobile handheld devices. Wind River will become a wholly owned subsidiary of Intel and continue with its current business model of supplying leading-edge products and services to its customers worldwide.

“This acquisition will bring us complementary, market-leading software assets and an incredibly talented group of people to help us continue to grow our embedded systems and mobile device capabilities,” said Renee James, Intel vice president and general manager of the company’s Software and Services Group. “Wind River has thousands of customers in a wide range of markets, and now both companies will be better positioned to meet growth opportunities in these areas.”

“Our combination of strengths will be of great benefit to Wind River’s existing and future customers,” said Ken Klein, Wind River Chairman, president and CEO. “As a wholly owned subsidiary, Wind River will more tightly align its software expertise to Intel’s platforms to speed the pace of progress and software innovation. We remain committed to continuing to provide leading solutions across multiple hardware architectures and delivering the same world-class support to which our customers have grown accustomed.”

The acquisition will deliver to Intel robust software capabilities in embedded systems and mobile devices, both important growth areas for the company. Embedded systems and mobile devices include smart phones, mobile Internet devices, other consumer electronics (CE) devices, in-car “info-tainment” systems and other automotive areas, networking equipment, aerospace and defense, energy and thousands of other devices. This multi-billion dollar market opportunity is increasingly becoming connected and more intelligent, requiring supporting applications and services as well as full Internet functionality.

The board of directors of Wind River has unanimously approved the transaction. It is expected to close this summer, subject to certain regulatory approvals and other conditions specified in the definitive agreement. Upon completion of the acquisition, Wind River will report into Intel’s Software and Services Group, headed by Renee James.

Wind River – A Leader in Embedded Software

As an Intel subsidiary, Wind River will continue to develop innovative, commercial-grade software platforms that support multiple hardware architectures that are optimized for the needs of its many embedded and mobile customers. The acquisition will boost Wind River’s Intel-architecture focused sales as it gains access to the company’s technology investments, brand, employees and global sales force.

Founded in 1981, Wind River is a publicly held company with headquarters in Alameda, Calif., with more than 1,600 employees and operations in more than 15 countries. During its fiscal year ended Jan. 31, 2009, Wind River reported annual revenues of $359.7 million.

Wind River develops operating systems, middleware (software found between an OS and software application), and software design tools for a variety of embedded computing systems. Its main products include VxWorks, the market-leading proprietary and multicore-ready real-time operating system, and commercial-grade Linux software platforms. The company also provides design services and software expertise, including custom-built solutions, development tools and device testing products.

With thousands of customers, Wind River technology is relied upon by most major computer and networking communications companies, and used by corporations and government agencies such as Alcatel-Lucent, BMW, Boeing, Bombardier Transportation, Mitsubishi, Motorola, NASA, Sony, Verizon and many more.

Intel (NASDAQ: INTC), the world leader in silicon innovation, develops technologies, products and initiatives to continually advance how people work and live. Additional information about Intel is available at www.intel.com/pressroom and blogs.intel.com.

Wind River (NASDAQ: WIND) is the global leader in Device Software Optimization (DSO). Wind River enables companies to develop, run and manage device software faster, better, at lower cost and more reliably. Wind River platforms reduce effort, cost and risk and optimize quality and reliability at all phases of the device software development process, from concept to deployed product. Founded in 1981, Wind River has its headquarters in Alameda, Calif., with operations worldwide. To learn more, visit Wind River at www.windriver.com.

# # #

This release contains forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The reader is cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to a number of uncertainties and other factors, many of which are outside the control of Intel and Wind River. The forward-looking statements in this release address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the risk that Wind River’s business will not be successfully integrated with Intel’s business; costs associated with the merger; the unsuccessful completion of the tender offer; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; increased competition and technological changes in the industries in which Intel and Wind River compete and other events that could negatively impact the completion of the transaction, including industry, economic or political conditions outside of our control.

Notice to Investors

The tender offer for the outstanding shares of common stock of Wind River Systems, Inc. (“Wind River”), has not yet commenced. No statement in this press release is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Intel Corporation and a wholly-owned subsidiary of Intel Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Wind River will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Such materials will be made available to Wind River’s stockholders at no expense to them. In addition, such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.

Intel and the Intel logo are trademarks of Intel Corporation in the United States and other countries.

**	Other names and brands may be claimed as the property of others.

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